UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number 001-33429

Acorn International, Inc.
(Registrant’s name)

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200040, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT

Exhibit 99.1 – Notice of Annual General Meeting of Shareholders dated October 18, 2019

Exhibit 99.2 – Proxy Statement dated October 18, 2019

Exhibit 99.3 – Proxy Card for Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2019

Acorn International, Inc
By:	/s/ Jacob Alexander Fisch
Name: Jacob Alexander Fisch
Title: Chief Executive officer